082-03581

SPIC

Southern Petrochemical Industries Corporation Limited
Principal Office : SPIC House, 88 Mount Road, Guindy, Chennai - 600 032.
Phone : 2235 0245 Fax : 2235 2163 Grams : SOUTHPETRO Email : spiccorp@spic.co.in Website : www.spic.co.in

// BY COURIER //



10015154

Secy/ 29th January 2010

Securities and Exchange Commission
SEC Headquarters
100 F Street NE
WASHINGTON D.C. 20549
(202) 942-8088

SUPPL

Dear Sirs:

<u>Notice of Extraordinary General Meeting.</u>

We inform that the Board of Directors of the Company at its Meeting held on 25th January 2010 decided to convene an Extraordinary General Meeting on Monday, the 22nd February 2010 at 3.00 P.M (IST) at Rajah Annamalai Hall, Chennai 600 108, India, to transact the Special Business mentioned in the Notice.

In this connection, we forward the Notice of the General Meeting of the Company, for your records.

Thanking you,

Yours faithfully
For SOUTHERN PETROCHEMICAL
INDUSTRIES CORPORATION LTD.



29/1/10

A K ANANTHARAMAKRISHNAN
SENIOR MANAGER (SECTL.)

Encl: as above





SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

Registered Office: 73 Armenian Street, Chennai 600 001.
Principal Office: SPIC House, 88, Mount Road, Guindy, Chennai 600 032

NOTICE

NOTICE is hereby given that an **EXTRAORDINARY GENERAL MEETING** of the Members of Southern Petrochemical Industries Corporation Limited will be held on Monday, the 22nd February 2010 at 3.00 P.M. at Rajah Annamalai Hall, Chennai - 600 108, to transact the following **SPECIAL BUSINESS:**

1. To consider and if thought fit, to pass, with or without modification, the following resolution as a SPECIAL RESOLUTION:

   "RESOLVED THAT pursuant to provisions of Section 94 and other applicable provisions, if any, of the Companies Act, 1956, the Authorized Share Capital of the Company of Rs.300,00,00,000 (Rupees three hundred crores only) divided into 19,10,00,000 Equity Shares of Rs.10/- each, and 1,09,00,000 Redeemable Cumulative Preference Shares of Rs.100/- each, be and is hereby re-classified into 19,10,00,000 Equity Shares of Rs.10/- each, 55,00,000 Redeemable Cumulative Preference Shares of 100/- each and 3,00,00,000 Fully and Compulsorily Convertible Preference Shares of Rs.18/- each."

   "RESOLVED FURTHER THAT the Memorandum of Association of the Company be and is hereby altered by substituting the existing Clause V thereof by the following Clause V:

   "V. The Share Capital of the Company is Rs.300,00,00,000 (Rupees three hundred crores only) divided into 19,10,00,000 Equity Shares of Rs.10/- each, 55,00,000 Redeemable Cumulative Preference Shares of Rs.100/- each and 3,00,00,000 Fully and Compulsorily Convertible Preference Shares of Rs.18/- each with the rights, privileges and conditions attached thereto as are provided by the regulations of the Company for the time being, with power to increase and reduce the capital of the Company and to divide the shares in the capital for the time being in accordance with the provisions of the Act and the regulations of the Company and to vary, modify, abrogate any such rights, privileges or conditions in such manner as may for the time being be provided by the regulations of the Company."

   "RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorized to take all such steps and actions and give such directions as may be in its absolute discretion deemed necessary and to settle any question that may arise in this regard."

2. To consider and if thought fit, to pass, with or without modification, the following resolution as a SPECIAL RESOLUTION:

   "RESOLVED THAT pursuant to the provisions of Section 31 and other applicable provisions, if any, of the Companies Act, 1956, the Articles of Association of the Company be and is hereby altered by substituting para 1 of the existing Article 4 by the following as para 1:

   "4. The Share Capital of the Company is Rs.300,00,00,000 (Rupees three hundred crores only) divided into 19,10,00,000 Equity Shares of Rs.10/- each, 55,00,000 Redeemable Cumulative Preference Shares of Rs.100/- each and 3,00,00,000 Fully and Compulsorily Convertible Preference Shares of Rs.18/- each."

   "RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorized to take all such steps and actions and give such directions as may be in its absolute discretion deemed necessary and to settle any question that may arise in this regard."

3. To consider and if thought fit, to pass, with or without modification, the following resolution as a SPECIAL RESOLUTION:

   "RESOLVED THAT pursuant to Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956, the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 and the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, other applicable laws, rules, regulations, the Listing Agreement with the National Stock Exchange of India Limited, the Memorandum and Articles of Association of the Company, and with the approval of the Corporate Debt Restructuring Forum, consent of the Company be and is hereby accorded to the Board of Directors to issue and allot, on preferential basis, to Asset Reconstruction Company (India) Limited, in one or more tranches, up to 1,66,66,666 (one crore sixty-six lac sixty-six thousand six hundred sixty-six) Equity Shares of Rs.10/- each, fully paid up, at a price of Rs.18/- per share, which includes a premium of Rs.8/- per share, which is not less than the price calculated in accordance with the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 (hereinafter referred to as the "SEBI ICDR Regulations") and on such terms and conditions as may be deemed appropriate by the Board of Directors of the Company (hereinafter referred to as the "Board"), which shall be deemed to include any duly authorized Committee thereof at the time of issue/ allotment."

"RESOLVED FURTHER THAT the relevant date in relation to pricing of the aforesaid issue of Equity Shares, in accordance with the SEBI ICDR Regulations would be 23rd January 2010, being the date 30 days prior to the date of passing of this resolution."

"RESOLVED FURTHER THAT the Equity Shares being issued and allotted as aforesaid shall rank *pari passu* in all respects with the existing Equity Shares of the Company."

"RESOLVED FURTHER THAT the Board be and is hereby authorized, in its entire discretion to decide to proceed with the issue of the shares and for the purpose of giving effect to this issue and allotment of Equity Shares, to do all such acts, deeds, matters and things as it may at its absolute discretion deem necessary or appropriate for such purpose, including without limitation, to seek listing of the Equity Shares on the National Stock Exchange of India Limited, with power on behalf of the Company to settle any question, difficulty or doubt that may arise in regard to such issue or allotment of shares and in complying with any Regulations, as it may in its absolute discretion deem fit, without being required to seek any further clarification, consent or approval of the Members and that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the power herein conferred to any Committee of the Board of Directors to give effect to the aforesaid resolution."

4. To consider and if thought fit, to pass, with or without modification, the following resolution as a SPECIAL RESOLUTION:

"RESOLVED THAT pursuant to Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956, the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 and the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, other applicable laws, rules, regulations, the Listing Agreement with the National Stock Exchange of India Limited and the Memorandum and Articles of Association of the Company, and with the approval of the Corporate Debt Restructuring Forum, consent of the Company be and is hereby accorded to the Board of Directors to issue and allot up to 2,77,77,777 (two crore seventy-seven lac seventy-seven thousand seven hundred seventy-seven) Fully and Compulsorily Convertible Preference Shares of the face value of Rs.18/- each, (hereinafter referred to as "Preference Shares"), on a preferential basis, to FICON Holdings Limited, Mauritius, with the Preference Shares fully, compulsorily and mandatorily convertible progressively, in multiple tranches, into Equity Shares of the Company with each Preference Share being converted into one Equity Share of Rs.10/- each, fully paid up, at an issue price of Rs.18/-, which includes a premium of Rs.8/- per share, which is not less than the price calculated in accordance with the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 (hereinafter referred to as "SEBI ICDR Regulations") and on such terms and conditions as may be deemed appropriate by the Board of Directors of the Company (hereinafter referred to as the "Board"), which shall be deemed to include any duly authorized Committee thereof at the time of issue or allotment."

"RESOLVED FURTHER THAT the relevant date in relation to pricing of the aforesaid issue of Preference Shares in accordance with the SEBI ICDR Regulations would be 23rd January 2010, being the date 30 days prior to the date of passing of this resolution."

"RESOLVED FURTHER THAT the issue of Preference Shares, as above, shall be subject to the following terms and conditions:

1. The Preference Shares shall be fully and compulsorily converted progressively, in multiple tranches, by the Board, into Equity Shares of the Company of Rs.10/- each, fully paid up, at a premium of Rs.8/- per share, within a period of 18 months from the date of allotment of the Preference Shares, without the aforesaid allottee having to take any action therefor, on dates determined at the discretion of the Board, as under:

   By 31st March 2010 – up to 5% of the post-converted Equity Capital of the Company.

   By 31st March 2011 – up to 5% of the post-converted Equity Capital of the Company.

   By 31st July 2011 – the balance outstanding Preference Shares.

2. Each Preference Share shall be fully and compulsorily converted into one Equity Share of Rs.10/- each, fully paid up, at an issue price of Rs.18/-, which includes a premium of Rs.8/- per share, which is not less than the price calculated in accordance with the SEBI ICDR Regulations, with the relevant date as 23rd January 2010.
3. The full nominal value of the Preference Shares shall be payable on application.
4. The Preference Shares, pending conversion into Equity Shares, will not be entitled to dividend.
5. If upon conversion of the Preference Shares into Equity Shares, the requirements of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 are attracted, the promoter group and the Company shall take requisite actions for compliance, subject to such exemption as may be granted by the Securities and Exchange Board of India.
6. The Preference Shares and the Equity Shares acquired by the conversion shall be locked-in for a period of 3 years and 1 year from the date of allotment, as the case may be, reduced to the extent of the holding period of the Preference Shares as under:

For 3 years – up to 20% of the total capital of the Company;

For 1 year – shares in excess of 20% of the total capital of the Company

"total capital" for the above purpose means the Equity Share capital of the Company including Equity Shares issued pursuant to the conversion of the Preference Shares.

7. The entire pre-preferential allotment shareholding of FICON Holdings Limited shall be locked in from 23rd January 2010 up to a period of six months from the date of preferential allotment."

"RESOLVED FURTHER THAT the Board be and is hereby authorized to issue and allot such number of Equity Shares as may be required to be issued and allotted upon conversion of the Preference Shares and that the said Equity Shares shall be subject to the Memorandum and Articles of Association of the Company and shall rank *pari passu* in all respects with the existing Equity Shares of the Company."

"RESOLVED FURTHER THAT the Board be and is hereby authorized in its entire discretion for the purpose of giving effect to this issue and allotment of the Preference Shares and the Equity Shares, to do all such acts, deeds, matters and things, as it may at its absolute discretion deem necessary or appropriate for such purpose, including without limitation, to seek listing of the Equity Shares, on conversion, on the National Stock Exchange of India Limited, with power on behalf of the Company to settle any question, difficulty or doubt that may arise in regard to such issue or allotment of the Preference Shares and the Equity Shares and in complying with any Regulations, as it may in its absolute discretion deem fit, without being required to seek any further clarification, consent or approval of the Members and that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the power herein conferred to any Committee of the Board of Directors to give effect to the aforesaid resolution."

(By Order of the Board)
FOR SOUTHERN PETROCHEMICAL
INDUSTRIES CORPORATION LTD

N. RAMAKRISHNAN
Secretary

Place : Chennai
Date : 25th January 2010

NOTES:

1 A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND ON A POLL, TO VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY. THE INSTRUMENT APPOINTING THE PROXY, TO BE VALID, SHALL BE DEPOSITED AT THE REGISTERED / PRINCIPAL OFFICE OF THE COMPANY NOT LATER THAN FORTY-EIGHT HOURS BEFORE THE TIME FIXED FOR HOLDING THE MEETING.

2 Explanatory Statement of material facts, pursuant to Article 76 of the Articles of Association read with Section 173(2) of the Companies Act, 1956, for all the Agenda items of the Notice is annexed hereto.

Inspection Of Documents

All material documents relating to the aforesaid items of business of the Notice are available for inspection by the Members at the Principal Office of the Company on any working day between 11.00 A.M. and 1.00 P.M. prior to the date of the Meeting.

EXPLANATORY STATEMENT
PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT, 1956, READ WITH ARTICLE 76 OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

The following Explanatory Statement sets out the material facts referred to in all the Agenda items of the Notice convening the Extraordinary General Meeting:

Item Nos. 1 & 2

The Company proposes to alter the Memorandum and Articles of Association for the purpose of enabling the issue of Fully and Compulsorily Convertible Preference Shares to augment the finances of the Company.

This will require re-classification of the Company's Authorized Share Capital from the existing Rs.300 crores, comprising of 19,10,00,000 Equity Shares of Rs.10/- each and 1,09,00,000 Redeemable Cumulative Preference Shares of Rs.100/- each, into 19,10,00,000 Equity Shares of Rs.10/- each, 55,00,000 Redeemable Cumulative Preference Shares of Rs.100/- each

and 3,00,00,000 Fully and Compulsorily Convertible Preference Shares of Rs.18/- each, as stated in the resolutions and for this purpose, the Memorandum and Articles of Association of the Company are proposed to be altered, as spelt out in the resolutions under Item nos. 1 and 2 of the Notice, in terms of Sections 94 and 31 of the Companies Act, 1956 and the Articles of Association of the Company.

The proposed alteration of the Company's Memorandum and Articles of Association is in the interest of the Company.

The Board commends the resolutions for the approval of Members.

MEMORANDUM OF INTEREST

None of the Directors of the Company is interested in these resolutions.

Item Nos. 3 & 4

In the Directors' Report forming part of the Annual Report 2009 of the Company, Members were apprised that following the filing of claims against the Company by two working capital lending banks before the Hon'ble Debts Recovery Tribunal, and the resultant adverse effect on the opening of Letters of Credit by the banks, the Ammonia and Urea Plants, which were stopped on 27th March 2007 for turnaround activities, could not recommence operations.

The Directors had also apprised Members that the Company is in continuous discussion with Asset Reconstruction Company (India) Limited ("ARCIL"), who have acquired a significant quantum of assignment rights from the secured lenders of the Company, for restructuring the loan liability to a sustainable level and that in view of these developments, your Company is hopeful of restoring the fertilizer operations to the optimum level. Your Company has also been in discussion with Indian Oil Corporation Limited for resumption of supplies of naphtha and furnace oil for recommencement of Urea production.

To augment the finances of the Company for the above purpose, the promoters of the Company, at the request of ARCIL, have agreed to infuse a sum of Rs.50 crores against securities to be issued, which would progressively be converted into Equity Shares of the Company.

The Board of Directors of the Company, at its meeting held on 25th January 2010, considered the proposal and have proposed the issue of up to 2,77,77,777 (two crore seventy-seven lac seventy-seven thousand seven hundred seventy-seven) Fully and Compulsorily Convertible Preference Shares, compulsorily and mandatorily convertible into Equity Shares of the Company progressively, on preferential basis to Dr M A Chidambaram group, the Promoter group of the Company, for a sum of up to Rs.50 crores. FICON Holdings Limited, Mauritius, the proposed allottee, is an existing shareholder of the Company and a constituent of the Promoter group.

Each Fully and Compulsorily Convertible Preference Share will be of the nominal value of Rs.18/- and shall be fully and compulsorily converted into one Equity Share of Rs.10/- each, fully paid up, at a premium of Rs.8/- per share. Upon such conversion, the Equity Shares shall rank *pari passu* in all respects with the existing Equity Shares of the Company. The issue price is not less than the price as per the pricing formula under the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 (hereinafter referred to as the "SEBI ICDR Regulations") governing the pricing of preferential issues.

The proposed issue of Fully and Compulsorily Convertible Preference Shares on preferential basis to the Promoter group, as above, will be subject to provisions of the Companies Act, 1956, SEBI ICDR Regulations, Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, other applicable laws, rules and regulations, the Listing Agreement with the National Stock Exchange of India Limited and the Memorandum and Articles of Association of the Company and approval of the Corporate Debt Restructuring Forum.

If upon conversion of the Preference Shares into Equity Shares, the requirements of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 are attracted, the Promoter group and the Company shall take requisite actions for compliance, subject to such exemption as may be granted by the Securities and Exchange Board of India.

The Board of Directors also considered, at its meeting held on 25th January 2010, the request of ARCIL, contained in ARCIL's letter dated 18th January 2010 seeking to convert up to Rs.30 crores of the Company's debt due to ARCIL into Equity Shares as per the pricing formula under the SEBI ICDR Regulations and proposed to issue to ARCIL 1,66,66,666 Equity Shares of the Company of the nominal value of Rs.10/- each, at a price of Rs.18/- per share, which includes a premium of Rs.8/- per share, which is not less than the price calculated in accordance with the SEBI ICDR Regulations. Upon allotment to ARCIL, the said Equity Shares shall rank *pari passu* in all respects with the existing Equity Shares of the Company.

The proposed issue of Equity Shares on preferential basis to ARCIL, as above, will be subject to provisions of the Companies Act, 1956, SEBI ICDR Regulations, Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, other applicable laws, rules and regulations, the Listing Agreement with the National Stock Exchange of India Limited and the Memorandum and Articles of Association of the Company and approval of the Corporate Debt Restructuring Forum.

Pursuant to the SEBI ICDR Regulations, the following disclosures are made:

a. <u>Objects of the Issue:</u>

   The objects of the issue of the Fully and Compulsorily Convertible Preference Shares to the Promoter group is that the promoters shall bring in funds to the Company as required by the principal secured lender of the Company viz., ARCIL,

by its letter dated 19th January 2010, for facilitation of resumption of production of Urea, the principal product of the Company.

The object of the issue of the Equity Shares to ARCIL is for reduction of the Company's debt to ARCIL. The shares allotted to ARCIL will not be subject to any lock-in as ARCIL is exempt from such requirement under the SEBI ICDR Regulations.

b. The proposal of the promoters, directors or key management personnel of the Issuer to subscribe to the offer:

FICON Holdings Limited, Mauritius, an existing shareholder of the Company and forming part of the Promoter group will be subscribing in full to the issue of Fully and Compulsorily Convertible Preference Shares of up to Rs.50 crores, which will be converted into Equity Shares progressively at the rate of one Equity Share of Rs.10/- each, fully paid up, at a premium of Rs.8/- per share, for each Fully and Compulsorily Convertible Preference Share allotted.

c. Shareholding Pattern of the Issuer, before and after the preferential issue:

Sl. No.	Category of shareholder	Before Preferential Issue (as on 23rd January 2010)		Post Preferential Issue	
		Equity shares held	% to capital	Equity shares held	% to capital
A	PROMOTERS:				
	(i) Non-acquiring Promoter: Tamilnadu Industrial Development Corporation Ltd.	8840000	8.19	8840000	5.80
	(ii) Acquiring Promoter:				
	Dr M A Chidambaram Group	**33516733**	**31.05**	**61294510**	**40.22****
	FICON Holdings Limited	15900452	14.73	43678229	28.66
	Sub-Total	**42356733**	**39.24**	**70134510**	**46.02**
B	NON PROMOTERS:				
	1. The Bank of New York Mellon (as Depository for Global Depository Receipts)	17217200	15.95	17217200	11.30
	2. Financial Institutions	4776031	4.42	4776031	3.13
	3. Nationalized Banks	10775	0.01	10775	0.01
	4. Mutual Funds	10800	0.01	10800	0.01
	5. Foreign Institutional Investors	7604831	7.04	7604831	4.99
	6. Asset Reconstruction Company (India) Limited	Nil	Nil	16666666	10.94*
	Sub-Total	**29619637**	**27.44**	**46286303**	**30.38**
	Others:				
	7. Foreign Companies	39800	0.04	39800	0.03
	8. Non-resident Individuals	823277	0.76	823277	0.54
	9. Public and others	35108749	32.52	35108749	23.03
	Sub-Total	**35971826**	**33.32**	**35971826**	**23.60**
	Grand Total	**107948196**	**100.00**	**152392639**	**100.00**

i) The above Shareholding Pattern has been prepared on the basis of shareholding as on 23rd January 2010 ("the relevant date").

ii) The post-issue shareholding has been arrived on the basis that the entire Fully and Compulsorily Convertible Preference Shares issued would be converted into Equity Shares, as they are fully and compulsorily convertible into Equity Shares.

**(ARCIL's percentage of shareholding will be 13.37%, after the conversion of their debt into Equity Shares (on the Equity capital of 12,46,14,862 Equity Shares) and 10.94% after all the Fully and Compulsorily Convertible Preference Shares are converted into Equity Shares.)*

***(Dr M A Chidambaram group's percentage of shareholding will be 26.90%, after the conversion of ARCIL's debt into Equity Shares (on the Equity capital of 12,46,14,862 Equity Shares) and 40.22% after all the Fully and Compulsorily Convertible Preference Shares are converted into Equity Shares.)*

d. Time within which the preferential issue shall be completed:

The allotment of Equity Shares to ARCIL and the Fully and Compulsorily Convertible Preference Shares, to FICON Holdings Limited will be completed within 15 days from the date of passing of the resolutions forming part of the Notice of the Extraordinary General Meeting or within 15 days of the date of approval or permission from any regulatory authority as may be required, whichever is later.

The Fully and Compulsorily Convertible Preference Shares will be converted compulsorily and fully into Equity Shares within 18 months from the date of allotment of the said Shares, without the allottee having to take any action therefor, on dates determined at the discretion of the Board of Directors, as under:

By 31st March 2010 - up to 5% of the post-converted Equity Capital of the Company.

By 31st March 2011 - up to 5% of the post-converted Equity Capital of the Company.

By 31st July 2011 - the balance outstanding Fully and Compulsorily Convertible Preference Shares.

e. The identity of the proposed allottees, the percentage of post-preferential issue capital that may be held by them and change in control, if any, in the Issuer consequent to the preferential issue:

The proposed allottee of the Equity Shares is Asset Reconstruction Company (India) Limited ("ARCIL"), a company incorporated under the Companies Act, 1956 and registered as a securitization and reconstruction company under the Securitization and Reconstruction of Financial Assets & Enforcement of Security Interest Act, 2002. The post-preferential issue capital that would be held by the said allottee is:

Name of the proposed allottee	No. of Equity Shares of face value of Rs.10/- each fully paid-up	% of post-preferential issue paid-up capital
Asset Reconstruction Company (India) Limited	1,66,66,666	10.94*

** (ARCIL's percentage of shareholding will be 13.37%, after the conversion of their debt into equity shares (Equity Capital of 12,46,14,862 Equity Shares) and 10.94% after all the Fully and Compulsorily Convertible Preference Shares are converted into Equity Shares.)*

The proposed allottee of the Fully and Compulsorily Convertible Preference Shares is FICON Holdings Limited, an overseas corporate body incorporated under the laws of Mauritius. The post-preferential issue capital that would be held by the allottee is:

Name of the proposed allottee	No. of equity shares of face value of Rs.10/- each fully paid-up	% of post-preferential issue paid-up capital
FICON Holdings Limited, Mauritius	4,36,78,229	28.66**

***(FICON Holdings Limited's percentage of shareholding will be 12.76%, after the conversion of ARCIL's debt into Equity Shares (on the Equity capital of 12,46,14,862 Equity Shares) and 28.66% after all the Fully and Compulsorily Convertible Preference Shares are converted into Equity Shares.)*

f. Change in control/Board of Directors:

There will be no change in control or in the Board of Directors of the Company. The existing Promoter/Board of Directors will continue to be in control of the management.

g. Issuer's undertaking(s):

The undertaking(s) required to be furnished/disclosed in the Explanatory Statement to the Notice, under the SEBI ICDR Regulations, relating to re-computation of price and lock-in of securities till the re-computed price is paid by the allottee(s) will not be applicable to the Issuer as the Issuer's Equity Shares are listed on the National Stock of Exchange of India Limited viz., recognized Stock Exchange for more than the minimum period specified under the said Regulations.

The Issuer shall place a copy of the certificate of the Statutory Auditors before the Extraordinary General Meeting of the Members on 22nd February 2010, certifying that the aforesaid issue is being made in accordance with the requirements of SEBI ICDR Regulations.

In terms of the resolutions, the Board is being empowered to issue and allot, on preferential basis (i) Equity Shares to ARCIL and (ii) Fully and Compulsorily Convertible Preference Shares, progressively convertible into Equity Shares, to FICON Holdings Limited. Consent of Members in General Meeting, by means of special resolution, is necessary for the above, pursuant to Section 81(1A) of the Companies Act, 1956 and the SEBI ICDR Regulations.

The proposed issue of securities, on preferential basis to the aforesaid proposed allottees, is in the interest of the Company.

The Board commends the resolutions for the approval of Members.

MEMORANDUM OF INTEREST

Except Thiruvalargal Dr A C Muthiah, Chairman, Ashwin C Muthiah, Vice Chairman, representing the Promoter Group and Thiru Saurav Ghosh, Nominee Director of ARCIL, none of the Directors of the Company is interested in these resolutions.

(By Order of the Board)
FOR SOUTHERN PETROCHEMICAL
INDUSTRIES CORPORATION LIMITED

N. RAMAKRISHNAN
Secretary

Place : Chennai
Date : 25th January 2010



SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

REGISTERED OFFICE : 73 ARMENIAN STREET, CHENNAI - 600 001.
PRINCIPAL OFFICE : SPIC HOUSE, 88 MOUNT ROAD, GUINDY, CHENNAI - 600 032.

ATTENDANCE SLIP

PLEASE BRING THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF "**RAJAH ANNAMALAI HALL**", CHENNAI - 600 108.

NAME & ADDRESS OF THE SHAREHOLDER :

....

....

....

....

....

Folio No.

DP. ID*	
Client ID*	

* Applicable to investors holding shares in electronic form

I hereby record my presence at the **Extraordinary General Meeting** of the Company at **"RAJAH ANNAMALAI HALL"**, Chennai - 600 108 on **Monday, the 22nd February 2010 at 3.00 P.M.**

Signature of the Member or Proxy	Shares Held

- ✂ - ✂



SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

REGISTERED OFFICE : 73 ARMENIAN STREET, CHENNAI - 600 001.
PRINCIPAL OFFICE : SPIC HOUSE, 88 MOUNT ROAD, GUINDY, CHENNAI - 600 032.

PROXY

I / We..

.... of ....

in the district of .... being a Member(s) of the above

named Company hereby appoint Mr/Ms..

of .... in the District of ....

or failing him/her, Mr/Ms ....

of .... in the District of ....

as my / our proxy to vote for me / us on my / our behalf at the **Extraordinary General Meeting** of the Company to be held on **Monday, the 22nd February 2010 at 3.00 P.M.** and at any adjournment thereof.

Signed this .... day of ....2010.

Folio No	

DP. ID		Client ID	

Affix 15 Paise Revenue Stamp

Notes : 1. The Proxy to be valid should be deposited at the Principal / Registered Office of the Company not later than 3.00 P.M on 20th February 2010.

2. The Proxy should be executed on 15 Paise Revenue Stamp.


SPIC
Nourishing growth

Book-Post

Under Certificate of Posting

To

If undelivered, please return to:

SOUTHERN PETROCHEMICAL
INDUSTRIES CORPORATION LIMITED
Secretarial Department
"SPIC House", 88 Mount Road,
Guindy, Chennai - 600 032.